FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                 For the month of June 1, 2004 to June 30, 2004


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
             Form 20-F..........v...Form 40-F...................
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
             Yes............................No.........v...

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)




Date July 6, 2004





(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS



                       FROM JUNE 1, 2004 TO JUNE 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


        569      Madura Concession Update
        570 Form 604 Notice of Change of Interests of Substantial Holder 571 Form 604 Notice of Change of Interests of Substantial Holder 572 Form 604 Notice of Change of Interests of Substantial Holder 573 Form 604 Notice of Change of Interests of Substantial Holder 574 Form 604 Notice of Change of Interests of Substantial Holder


         FORM 604'S CAN BE VIEWED AT www.asx.com.au UNDER COMPANY ANNOUNCEMENTS
                                     --------------
         FOR "CVI"

                                                        CityView
                                                          Corporation Limited
                                                         ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia     6000
                                                    PO Box   5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia     6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile:  (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                           ---------------------
                                                    Web:   www.cityviewcorp.com

June 11, 2004


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                            MADURA CONCESSION UPDATE

CityView Corporation Limited ("CityView") has received the following information from its Joint Venture partner and Operating Shareholder - PT Medco Energi Internasional TBK ("Medco"):

The Operator has obtained a confirmed one-year extension for the relinquishment of the Madura Block from the relevant Indonesian authorities.

The Operator has completed the land acquisition for the drill site and is currently finalising the various contracts for the drilling of the proposed delineation well, Sebaya # 2.

In line with the study and joint recommendations made by Gaffney, Cline & Associates (Consultants) Pte Ltd and the Madura Joint Operating Body (which can be viewed at www.cityviewcorp.com under "Recent Announcements" dated February 17, 2004), the Operator has advised that it has had discussions with the national power company, PLN, and is reasonably confident of securing a Memorandum of Understanding for the supply of gas to the Gili power plant on Madura Island by the end of June 2004.

The work program and budget for the drilling of a second proposed delineation well on the Sebaya prospect, which is contingent on the success of Sebaya #2 is also being prepared.

                             LIST OF ASIC DOCUMENTS

                       FROM JUNE 1, 2004 TO JUNE 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







      The Annual Company Statement Top 20 Shareholder (as at May 31, 2004)
                                list was updated